UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2018

Commission File Number 001-33060

DANAOS CORPORATION

(Translation of registrant’s name into English)

Danaos Corporation

c/o Danaos Shipping Co. Ltd.

14 Akti Kondyli

185 45 Piraeus

Greece

Attention: Secretary

011 030 210 419 6480

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Debt Refinancing Agreement

On June 20, 2018, Danaos Corporation (“Danaos” or the “Company”) issued a press release announcing its entry into a debt refinancing agreement with certain of its lenders currently holding approximately $2.2 billion of debt maturing on December 31, 2018, that will result in a debt reduction of approximately $551 million. This press release is filed as Exhibit 99.1 hereto.

The debt refinancing agreement (“RA”) the Company has entered into with certain of its lenders, as well as Danaos Investment Limited as Trustee of the 883 Trust (“DIL”), its largest stockholder, and its manager, Danaos Shipping Co. Ltd. (the “Manager”), contemplates the Company’s entry into new credit facilities, reflects a $551 million reduction in the Company’s debt, reset financial and certain other covenants, modified interest rates and amortization profiles and extended debt maturities, by approximately five years, to December 31, 2023, as described in more detail below under “New Credit Facilities”. The refinancing transaction (the “Refinancing”) contemplated by the RA is required to be consummated by July 31, 2018, and is subject to the execution of definitive documentation and satisfaction and fulfillment of certain closing conditions and commitments by the Company and DIL.

The RA contemplates that, in exchange for the debt write downs contemplated by the RA, the Company will issue to the applicable lenders an aggregate of 99,342,271 new shares of the Company’s common stock (the “Common Stock”) on the closing date of the Refinancing (the “Closing Date”), representing 47.5% of the Company’s issued and outstanding Common Stock after giving effect to such issuance. The issuance will ratably dilute existing holders of the Common Stock.

The RA also provides that the Company will undertake to seek to sell two of its 13,100 TEU vessels, the Hyundai Honour and the Hyundai Respect, subsequent to the consummation of the Refinancing, with the net proceeds from such sales to be applied pro rata to repay the new credit facilities secured by mortgages on such vessels, which would further reduce the Company’s outstanding debt.

DIL and the Manager have made a number of financial and operating commitments in connection with the Refinancing, including the agreement by DIL to contribute $10 million to the Company on the Closing Date (the “DIL Equity Contribution”), and has agreed to commit to backstop, through a cash contribution pursuant to a subordinated loan agreement, any shortfall in the required minimum consolidated cash balance of $60 million as of September 30, 2018, subject to certain limitations (the “Minimum Cash Condition Backstop”). DIL will not receive any shares of Common Stock or other interests in the Company as a result of the contributions described in the preceding sentence. Further commitments of DIL and the Manager are described below under “Follow-on Equity Raise; Backstop Agreement”, “Management Agreement”, “Restrictive Covenant Agreement” and “Stockholders Agreement.”

The RA contemplates the implementation of certain governance arrangements, as described below under “Stockholders Agreement” and “Articles of Incorporation.”

Set forth below is a summary of the expected principal terms of the new credit facilities and certain other agreements contemplated by the Refinancing and the RA. These agreements remain subject to definitive documentation.

New Credit Facilities

The RA contemplates that the Company will enter into new credit facilities for an aggregate principal amount of approximately $1.6 billion due December 31, 2023 through an amendment and restatement or replacement of existing credit facilities that have outstanding debt of approximately $2.2 billion maturing on

December 31, 2018. The new credit facilities are expected to provide for quarterly fixed and variable amortization payments, together representing approximately 85% of actual free cash flows from the relevant vessels securing such credit facilities (calculated on a generally consistent basis to the Company’s 2011 Restructuring Agreement). The new credit facilities are expected to have maturity dates of December 31, 2023. The interest rate payable under the new credit facilities is LIBOR+2.50%, with two credit facilities incurring additional PIK interest of 4.00%, payable in respect of approximately $282 million thereunder.

The new credit facilities are expected to contain financial covenants requiring the Company to maintain: (i) minimum collateral to loan value coverage on a charter-free basis increasing from 57.0% as of December 31, 2018 to 100% as of December 31, 2023, (ii) minimum collateral to loan value coverage on a charter-attached basis increasing from 69.5% as of December 31, 2018 to 100% as of December 31, 2023, (iii) minimum liquidity of $30 million throughout the term of the new credit facilities, (iv) maximum consolidated net leverage ratio, declining from 7.50x as of December 31, 2018 to 5.50x as of December 31, 2023, (v) minimum interest coverage ratio of 2.50x throughout the term of the new credit facilities and (vi) minimum consolidated market value adjusted net worth increasing from negative $510 million as of December 31, 2018 to $60 million as of December 31, 2023.

The new credit facilities are also expected to contain certain restrictive covenants and customary events of default, including those relating to cross-acceleration and cross-defaults to other indebtedness, non-compliance with security documents, repudiation of security documents, material adverse changes to the Company’s business, the Company’s Common Stock ceasing to be listed on the New York Stock Exchange (“NYSE”) (or another recognized stock exchange), foreclosure on a vessel in the Company’s fleet, a change in control of the Manager, a breach of the management agreement by the manager for the vessels securing the respective credit facilities and a material breach of a charter by a charterer or cancellation of a charter (unless replaced with a similar charter acceptable to the lenders) for the vessels securing the respective new credit facilities.

A “Change of Control” will give rise to a mandatory prepayment in full of each new credit facility. A “Change of Control” of the Company for these purposes is expected to include: (i) Dr. Coustas ceases to be both the Company’s Chief Executive Officer and a director of the Company, subject to certain exceptions, (ii) the existing members of the board and the directors appointed following nomination by the existing board of directors collectively do not constitute a majority of the board of directors, (iii) Dr. Coustas and members of his family cease to collectively control more than 15% of the voting interest in the Company’s outstanding capital stock or to beneficially own at least 15% and one share of the Company’s outstanding capital stock or (iv) any person or persons acting in concert (other than the Coustas family) (x) holds a greater portion of the Company’s outstanding capital stock than the Coustas family (other than as a direct result of the sale by the lenders of shares issued in the Refinancing) or (y) controls Danaos.

Each of the new credit facilities is expected to be secured by customary shipping industry collateral, including vessel mortgages, earnings accounts and stock pledges and to benefit from corporate guarantees.

The Company will not be permitted to pay dividends under the new credit facilities, until (1) the Company receives in excess of $50 million in net cash proceeds from offerings of Common Stock and (2) the payment in full of the first installment of amortization payable following the consummation of the Refinancing under each new credit facility entered into in connection with the RA (save for the Sinosure-CEXIM credit facility and, if not repaid in full on the Closing Date, the KEXIM-ABN AMRO credit facility). After these conditions are satisfied, the Company currently expects to be permitted to pay dividends unless an event of default has occurred and is continuing or would occur as a result of the payment of such dividend and as long as the obligors under each new credit facility are in compliance with covenants thereunder (including the Company’s compliance with financial covenants).

Sinosure-CEXIM credit facility and KEXIM-ABN AMRO credit facility

The RA also contemplates that on the Closing Date the Company will amend and restate its Sinosure-CEXIM credit facility, dated as of February 21, 2011, under which $75 million was outstanding as of May 30, 2018, including to align its financial covenants with those to be contained in the new credit facilities and provide second lien collateral to lenders under certain of the new credit facilities. The RA further contemplates that on the Closing Date the Company will either prepay in full all outstanding debt under the KEXIM ABN-AMRO credit facility, dated January 29, 2004, or amend the KEXIM ABN-AMRO credit facility to align its financial covenants with those contained in the new credit facilities.

Stockholders Agreement

The Company expects to enter into a Stockholders Agreement (the “Stockholders Agreement”) with those lenders that will receive shares of Common Stock in connection with the Refinancing and DIL, as described below.

•                  Board of Directors. The Stockholders Agreement will provide that the Company’s board of directors is required to consist of up to nine directors and that a majority of the board be “independent” under NYSE rules. Following the appointment of Petros Christodoulou to the Board of Directors on June 22, 2018, the Company’s board of directors consists of the following seven directors: Dr. John Coustas, Iraklis Prokopakis, George Economou, William Repko, Myles R. Itkin, Miklós Konkoly-Thege and Petros Christodoulou.

•                  Tag-Along Rights. The Stockholders Agreement will provide for “tag-along” rights until (i) such time as all stockholders party to the agreement have had the opportunity to register their shares on an effective registration statement filed with the U.S. Securities and Exchange Commission (“SEC”) and (ii) the completion of a registered offering of Common Stock resulting in net proceeds to the Company of at least $50 million. Such tag-along rights will provide, subject to certain exceptions described in the Stockholders Agreement, that upon a sale by DIL or its affiliates resulting in another person or its affiliates holding more than 15% of the Company’s issued and outstanding Common Stock or resulting in DIL and its affiliates holding less than 20% of the Company’s issued and outstanding Common Stock, each stockholder party to the Stockholders Agreement will have the right to require the proposed purchaser to purchase from it the number of shares of Common Stock requested to be included by such stockholder in the sale, on a pro rata basis, at a price equal to and on terms and conditions no worse than the highest price paid and most favorable terms agreed to by that person in the previous 12 months.

•                  Purchases of Common Stock by DIL. The Stockholders Agreement will provide that in the event DIL or any of its affiliates makes any offer to purchase any Common Stock from any stockholder party to the Stockholders Agreement (other than DIL or its affiliates, or offers made to all stockholders), DIL or such affiliate must also offer to purchase, on the same terms, the Common Stock owned by each stockholder party to the Stockholders Agreement, on a pro rata basis based on the ownership of Common Stock of stockholders exercising this right.

•                  Dividend Reinvestment Commitment by DIL. The Stockholders Agreement will include an undertaking by DIL that, until the earlier of the repayment or refinancing in full of the new credit facilities and December 31, 2023, it will, within six months of receipt of dividend payments from the Company, either (i) reinvest 50% of all such cash dividends in the manner described below, or (ii) place such amount into escrow to be released only for the purpose of such reinvestments or at the repayment or refinancing in full of all the Company’s credit facilities. Such reinvestments will be made by way of subscription of common stock in a public offering by the

Company at the price offered to the public in such offering or, if there is no such public offering during that six (6) month period, in a private placement based on the volume weighted average trading price of the Common Stock on the NYSE over the consecutive thirty (30) trading day period prior to such private placement. The shares so issued will benefit from registration rights under the Registration Rights Agreement, described below.

Follow-on Equity Raise; Backstop Agreement

The Company will agree to use commercially reasonable efforts to consummate an offering of Common Stock for aggregate net proceeds of not less than $50 million within 18 months after the Closing Date (the “Follow-on Equity Raise”). In order to facilitate the Follow-on Equity Raise, DIL has committed to enter into an agreement with the Company (the “Backstop Agreement”) pursuant to which DIL will agree to purchase up to $10 million of Common Stock in such offering (at the price offered to the public in such offering, as determined by a special committee of the Company’s board of directors comprising solely of disinterested independent directors), to the extent that the proceeds from the Follow-on Equity Raise are less than $50 million. In the event that the Company determines not to complete a Follow-on Equity Raise within 18 months after the Closing Date or fails to do so, DIL has agreed to invest an amount equal to $10 million in Common Stock in a private placement at a price per share no less than the volume weighted average trading price of the Common Stock on the NYSE over a consecutive thirty (30) trading day period prior to such private placement, which price may be decreased by the committee of disinterested independent directors so long as such price is at least equal (or greater than) the implied net asset value per share of the Company upon consummation of the private placement.

If DIL fails to comply with its obligations under the Backstop Agreement, the Company shall apply all or some of the amount of DIL’s unfulfilled obligations under the Backstop Agreement as a credit towards any fees payable by the Company to the Manager, which is controlled indirectly by DIL, under the Management Agreement.

Registration Rights Agreement

The Company will enter into a registration rights agreement with those lenders which will receive Common Stock in the Refinancing and DIL (the “Registration Rights Agreement”), pursuant to which the Company will agree to register for resale under the U.S. Securities Act of 1933 the Common Stock held by DIL, the Common Stock issued to such lenders in the Refinancing, as well as shares issued to DIL pursuant to the Backstop Agreement or, generally, its dividend reinvestment obligation described in “Stockholders Agreement” above. The Registration Rights Agreement will require the Company to use its commercially reasonable efforts to file with the SEC a shelf registration statement to register resales of Common Stock received by such lenders and DIL, request the SEC declare it effective no later than 90 days after the Closing Date and maintain its effectiveness. The Registration Rights Agreement will also include provisions, effective from 90 days after the earlier to occur of the Follow-on Equity Raise until the date five years after the occurrence of the Follow-on Equity Raise: (1) providing for demand registration rights in the event there is not an effective shelf registration statement at the time, (2) requiring the Company to provide customary marketing assistance and cooperation in connection with any “shelf take-down” offering and (3) providing for piggyback registration rights, with customary cutbacks, with respect to such securities.

Articles of Incorporation

As contemplated by the RA, the Company’s board of directors has approved, and will recommend that the Company’s stockholders approve at the Company’s 2018 annual meeting of stockholders, amendments to the Company’s Restated Articles of Incorporation to require approval of stockholders holding not less than 66-

2/3% of the outstanding shares of Common Stock entitled to vote to take certain actions, which amendments we would expect to file with the Marshall Islands registrar of corporations and thereby become effective on or about the Closing Date. Specifically, the amendments will provide that, prior to the earlier to occur of (1) the fifth (5th) anniversary of the effective date of such amendment and (2) (x) the Company’s lenders having the opportunity to register the Common Stock received by such lenders in the Refinancing pursuant to a shelf registration statement that has been declared effective by the SEC and (y) the consummation of a registered offering of Common Stock with aggregate net proceeds to the Company of at least $50.0 million, the Company may not take any of the following actions without an affirmative vote by the holders of not less than sixty-six and two-thirds percent (66-2/3%) of the outstanding shares of capital stock entitled to vote generally for the election of directors, at any annual meeting or at any special meeting: (i) amending the Company’s Restated Articles of Incorporation or the bylaws in a manner that adversely affects the rights of the holders of the Common Stock; (ii) consummating any merger, consolidation, spin-off or sale of all or substantially all of the assets of the Company or the Company and its subsidiaries, taken as a whole; (iii) delisting the Common Stock such that the Common Stock is not listed or quoted on any of the NYSE, the Nasdaq Global Select Market, the Nasdaq Global Market or the Nasdaq Capital Market (or any of their respective successors); (iv) deregistering the Common Stock under Section 12 of the U.S. Securities Exchange Act of 1934, as amended; or (v) substantially changing the nature of the Company’s business from the ownership, operation and management of maritime shipping assets.

Right to Participate in Certain Equity Offerings by the Company

The Company’s lenders receiving shares of Common Stock in connection with the Refinancing, as well as DIL, will have the right to participate as a purchaser in any primary offering of shares by the Company, unless such holder is selling concurrently with such offering, on a pro rata basis based on the respective holder’s percentage share ownership of Common Stock at the time of such offering, subject to customary exceptions, including for share issuances pursuant to equity compensation arrangements or as acquisition consideration.

Management Agreement

In connection with the Refinancing, the Company’s Amended and Restated Management Agreement with the Manager will be amended, including to (1) extend its term until December 31, 2024, (2) provide for the management fee offsets contemplated by the Backstop Agreement, and (3) address the allocation of charter opportunities. The fees payable to the Manager pursuant to the Management Agreement will not change and shall be fixed through the term of the Management Agreement.

Restrictive Covenant Agreement

In connection with the Refinancing, the Company’s Restrictive Covenant Agreement with Dr. Coustas, DIL and certain entities affiliated therewith (the “Coustas Entities”), is expected to be amended, including to (1) extend its term until December 31, 2024 and (2) permit the Coustas Entities to terminate the agreement upon the occurrence of certain transactions constituting a “Change of Control” of the Company which are not within the control of Dr. Coustas or DIL, including where Dr. Coustas ceases to be both the Chief Executive Officer of the Company and a director of the Company without his consent in connection with a hostile takeover of the Company by a third party.

*****

Nothing in this Report on Form 6-K shall constitute a solicitation of any holders of any of the Company’s indebtedness or the Company’s securities with respect to the refinancing transactions or an offer to buy or sell, or a solicitation of an offer to buy or sell, any securities of the Company.

*****

Forward-Looking Statements

Matters discussed in this report may constitute forward-looking statements within the meaning of the safe harbor provisions of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including statements about the RA and transactions contemplated thereby, the expected timing of completion of the transactions contemplated by the RA, the expected terms and conditions of the agreements and organizational documents described herein, and other statements that are forward looking. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The forward-looking statements in this report are based upon various assumptions. Although Danaos Corporation believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, Danaos Corporation cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the effects of proposed refinancing transactions contemplated by the RA; the risk that conditions to completion of the transactions contemplated by the RA may not be met; the risk that we may not complete the refinancing transactions within the expected timing; that the terms of the definitive agreements and organizational documents described herein could differ from the expected terms described herein; the actions that Danaos may take in the event the RA is terminated, occurrence of any event, change, or other circumstance that could give rise to the termination of the RA; the effects of actions taken by NYSE against the Company during the pendency of the refinancing; the strength of world economies and currencies, general market conditions, including changes in charter hire rates and vessel values, charter counterparty performance, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled dry-docking, changes in Danaos’ operating expenses, including bunker prices, dry-docking and insurance costs, ability to obtain financing and comply with covenants in our financing arrangements, actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by Danaos Corporation with the U.S. Securities and Exchange Commission.

*****

This report on Form 6-K is hereby incorporated by reference into the Company’s (i) Registration Statement on Form F-3 (Reg. No. 333-174500) filed with the SEC on May 25, 2011, (ii) Registration Statement on Form F-3 (Reg. No. 333-174494) filed with the SEC on May 25, 2011, (iii) Registration Statement on Form F-3 (Reg. No. 333-147099), the related prospectus supplements filed with the SEC on December 17, 2007, January 16, 2009 and March 27, 2009, (iv) Registration Statement on Form S-8 (Reg. No. 333-138449) filed with the SEC on November 6, 2006 and the reoffer prospectus, dated November 6, 2006, contained therein and (v) Registration Statement on Form F-3 (Reg. No. 333-169101).

EXHIBIT INDEX

99.1	Danaos Corporation Press Release dated June 20, 2018

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 25, 2018

DANAOS CORPORATION

By:	/s/ Evangelos Chatzis
Name:	Evangelos Chatzis
Title:	Chief Financial Officer